UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Sogo Medical Kabushiki Kaisha
(Name of Subject Company)

SOGO MEDICAL CO., LTD.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

SOGO MEDICAL CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

SOGO MEDICAL CO., LTD.
Attn: Kazuhiro Hidaka
Tokyo Sankei Bldg. 28F, 1-7-2, Otemachi, Chiyoda-ku, Tokyo, Japan 100-0004
+81-3-5255-6620
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS
Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Convocation of the 40th Annual General Meeting of Shareholders

Item 2.  Informational Legends
The required legend is prominently included in the document(s) referred to in Item 1.
PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
N/A
PART III – CONSENT TO SERVICE OF PROCESS
SOGO MEDICAL CO., LTD. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated March 23, 2018.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOGO MEDICAL CO., LTD.

/s/ Kenji Sakamoto

Name:	Kenji Sakamoto

Title:	Representative Director, President and Chief Exective Officer

Date:  May 29, 2018